Correspondence

March 30, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Lisa Etheredge

Re:	Zhongtian Mould Technologies, Inc. Item 4.01/4.02 Form 8-K File No. 0-54038

Dear Ms. Etheredge:

On behalf of Zhongtian Mould Technologies, Inc. (the “Company”), set forth herein are the Company’s responses to the comments contained in the comment letter (the “Comment Letter”), dated March 24, 2011, from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), with respect to the above referenced filings by the Company.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Item 4.01/4.02 Form 8-K

1.           We recently became aware that the registrant's auditor/client relationship with MaloneBailey LLP has ceased. As such, you should file the Item 4.01 Form 8-K immediately. Item 304 of Regulation S-K describes the disclosure requirements of the Item 4.01 Form 8-K. In order for the former accountants to file the letter required by Item 304, a copy of the filing should be furnished to them as soon as possible, but no later than the date you file the Form 8-K with the Commission. The accountant's confirming letter should be filed with an amended Form 8-K on Exhibit 16 within two business days of receipt but no later than ten business days after filing the Form 8-K.

Company’s Response:

On March 24, 2011, the Company received notice of MaloneBailey's resignation.  Please be advised that the Company filed Item 4.01 Form 8-K on March 30, 2011.  The Company furnished a copy of the filing to MaloneBailey before the filing of the Item 4.01 Form 8-K and MaloneBailey's confirming letter was filed as an Exhibit 16.1 to the Item 4.01 Form 8-K.

    2.           Your Item 4.01 8-K disclosure should also state whether during the registrant's two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports.  In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

Company’s Response:

Please be advised that in the March 30, 2011 Item 4.01 8-K filing, the Company, in part, disclosed that during the years ended December 31, 2009 and 2008, and the subsequent interim periods through March 10, 2011, there were no disagreements between the Company and MaloneBailey on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, not resolved to MaloneBailey's satisfaction, except that: In the resignation letter dated March 24, 2011, MaloneBailey advised the Company that information regarding interactions between the Company's senior management and MaloneBailey's staff on March 5, 2011 and March 6, 2011 had come to its attention and led it to no longer be able to rely on management's representations as it relates to the previously issued financial statements and its February 11, 2011 opinion related to its audits of the consolidated financial statements for the fiscal years 2009 and 2008.  There have been no other “reportable events” as defined in Item 304(a)(1)(v) of Regulation S-K.

    3.           We have also recently become aware that MaloneBailey LLP has withdrawn its audit opinions for the years ended December 31, 2009 and 2008.  Please file an Item 4.02(b) Form 8-K to include disclosures of the following information:

•	The date on which you were advised or notified that disclosure should be made or action taken to prevent future reliance on a previously issued audit report or completed interim review;

•	Identification of the financial statements that should no longer be relied upon;

•	A brief description of the information provided by the accountant; and

•
A statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with the independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

Company’s Response:

    Please be advised the Company filed Item 4.02(b) in the 8-K on March 30, 2011, stating that on March 24, 2011, the Company received MaloneBailey’s resignation letter as the Company’s Independent Registererd Public Accountants. In its letter the Comapnywas informed by MaloneBailey that they can no longer support their opinion dated February 11, 2011 related to the audits of the Company’s previously issued financial statements for the years ended December 31, 2009 and 2008 contained in the Form 8-K filed with the Securities and Exchange Commission on February 11, 2011 because of the matters described in the Form 8-K under Item 4.01 on March 30, 2011. The Company’s Chief Exective Officer discussed these matters with MaloneBailey and MaloneBailey informed the Board of Directors of these matters.

    In the resignation letter dated March 24, 2011, MaloneBailey advised the Company that information regarding interactions between the Company's senior management and MaloneBailey's staff on March 5, 2011 and March 6, 2011 had come to its attention and led it to no longer be able to rely on management's representations as it relates to the previously issued financial statements and its February 11, 2011 opinion related to its audits of the consolidated financial statements for the fiscal years 2009 and 2008.

    The Company did not agree with MaloneBailey’s conclusion that errors existed in the previously issued financial statements.

    4.           In addition, Item 4.02(c) of Form 8-K requires you provide the independent accountant with a copy of the disclosures you are making in response to Item 4.02(b), and request that your independent accountant furnish you as promptly as possible a letter stating whether your accountant agrees with the statements made by you in response to this Item 4.02(b) and, if not, stating the respects in which it does not agree. Please ensure that the Form 8-K which includes your independent accountant's letter as an exhibit is filed no later than two business days after you have received the letter.

Company’s Response:

    Please be advised that the Company provided MaloneBailey with a copy of the disclosures it made in the Current Report on Form 8-K 4.02(b) before the filing of the Form 8-K, and requested that MaloneBailey furnish a letter addressed to the SEC stating whether or not it agrees with the statements made therein. A copy of MaloneBailey’s letter dated March 30, 2011 was filed as Exhibit 16.1 to the 8-K filed on March 30, 2011.

    5.           We remind you that in the event it becomes necessary to restate the financial statements of Sino-Mould International Company Limited which were previously included in the reverse merger Form-8-K filed on February 11, 2011, you should appropriately address the following:

•	An explanatory paragraph in the reissued audit opinion;

•	Full compliance with paragraphs ASC 250-10-45-23 and 250-10-50-7 through 10; and

•	Fully update all affected portions of the document, including MD&A, selected financial data, and quarterly financial data.

Company’s Response:

    Please be advised that if it becomes necessary to restate the financial statements, the Company will appropriately address the factors that you have set out above.

*     *     *     *

    The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in their filings; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please feel free to contact us or our legal counsel, Howard H. Jiang at (212) 704-6063 or Jie Xiu at (212) 704-6018, if you have any further comments or questions regarding this matter.  Their fax number is (212) 704-5904.

Sincerely,

/s/ Fajin Chen
Fajin Chen
Chief Executive Officer